Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED APRIL 3, 2020
TO THE PROSPECTUS DATED JANUARY 8, 2020

This document supplements, and should be read in conjunction with, our prospectus dated January 8, 2020, as supplemented by Supplement No. 1 dated February 3, 2020, Supplement No. 2 dated March 3, 2020, Supplement No. 3 dated March 12, 2020 and Supplement No. 4 dated March 27, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value per share for our Class A, Class I, Class T and Class D shares for the month of March 2020;
•the limit on redemptions pursuant to our share redemption plan for the second quarter of 2020; and
•an update to our risk factors.

Historical NAV per Share

The following table sets forth the net asset value, or NAV, per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of March 2020. There were no Class N shares of our common stock outstanding during this time period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
March 2, 2020	$14.42	$14.50	$14.45	$14.48
March 3, 2020	$14.42	$14.50	$14.45	$14.48
March 4, 2020	$14.47	$14.55	$14.51	$14.54
March 5, 2020	$14.44	$14.52	$14.47	$14.50
March 6, 2020	$14.42	$14.50	$14.45	$14.48
March 9, 2020	$14.31	$14.39	$14.35	$14.38
March 10, 2020	$14.36	$14.45	$14.40	$14.43
March 11, 2020	$14.29	$14.37	$14.32	$14.35
March 12, 2020	$14.18	$14.25	$14.21	$14.24
March 13, 2020	$14.27	$14.35	$14.30	$14.33
March 16, 2020	$14.05	$14.13	$14.08	$14.11
March 17, 2020	$14.11	$14.19	$14.14	$14.17
March 18, 2020	$14.02	$14.10	$14.06	$14.09
March 19, 2020	$14.02	$14.10	$14.05	$14.08
March 20, 2020	$13.98	$14.06	$14.02	$14.05
March 23, 2020	$13.96	$14.03	$13.99	$14.02
March 24, 2020	$14.03	$14.11	$14.07	$14.10
March 25, 2020	$14.07	$14.15	$14.11	$14.14
March 26, 2020	$14.15	$14.23	$14.19	$14.22
March 27, 2020	$14.18	$14.26	$14.22	$14.25
March 30, 2020	$14.23	$14.31	$14.26	$14.29
March 31, 2020	$14.23	$14.31	$14.27	$14.30
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com for our publicly offered shares and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website for our publicly offered shares.

Share Redemption Plan Limit

For the quarter ended June 30, 2020, the limit for redemptions pursuant to our share redemption plan is $15,635,406.

Update to our Risk Factors

The following risk factor updates the risk factor added to the “Risk Factors - Risks Related to an Investment in Our Shares” section of our prospectus as originally filed with the Securities and Exchange Commission on March 27, 2020:
Our NAV and the price paid by new investors for shares of our common stock in this offering may not reflect the adverse impact on the value of our properties resulting from the coronavirus pandemic.

The recent coronavirus pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. The fallout from the ongoing pandemic on our investments is uncertain; however it is expected to have a negative impact on the overall real estate market. The NAV per share of each class of our common stock as published on any given day may not reflect the changes in values of our properties resulting from the coronavirus pandemic, as this impact is occurring rapidly and is not immediately quantifiable. Our independent valuation advisor and certain independent third-party appraisal firms engaged by our advisor have included additional cautionary language in their respective reports related to the uncertain impact of the coronavirus pandemic on the property values. In certain cases this cautionary language asks that we not rely on conclusions made prior to the most recent developments related to the coronavirus pandemic, encourages us to exercise diligence in reviewing those conclusions as the situation evolves and reminds us to consider that the report expresses an opinion of value as of the date of value. As a result, the property appraisals we use in our NAV calculation may not take into account changes to the value of our properties resulting from the effects of the coronavirus and as such the price per share paid by new investors may be higher than the actual value of our shares of common stock.